SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
For registration of certain classes of securities
pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
NAVIOS MARITIME HOLDINGS INC.
(Exact name of the Registrant as specified in its charter)

Republic of Marshall Islands	98-0384348
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices) (Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement file number to which this Form relates (if applicable):
Securities to be registered pursuant to Section 12(b) of the Exchange Act:
Preferred Stock Purchase Rights
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of The Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EX-4.2: STOCKHOLDERS RIGHTS AGREEMENT

Exhibit 3.1, Exhibit 3.3, originally filed as Exhibit 3.2, and Exhibit 4.1, originally filed as Exhibit 4.2, to the registrant’s registration statement on Form F-1, filed on November 2, 2005 (file No. 333-129382) are incorporated herein by reference. Exhibit 3.2, originally filed as Exhibit 99.1 to the registrant’s current report on Form 6-K, filed on January 17, 2007 is incorporated herein by reference. Exhibit 4.2 is filed herewith.

Item 1.	Description of The Registrant’s Securities to be Registered
Navios Maritime Holdings Inc. (the “Company”) has entered into a stockholders rights agreement and declared a dividend of one preferred share purchase right, or a Right, to purchase one one-thousandth of the Company’s Preferred Stock for each outstanding share of the Company’s common stock, par value $0.0001 per share (“Common Stock”). The dividend is payable on October 16, 2008 to our stockholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $50.00, subject to adjustment.
The following summary of the principal terms of the stockholders rights agreement is a general description only, and is subject to the specific terms and conditions set forth in the Stockholders Rights Agreement between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, attached as Exhibit 4.2 to this Registration Statement and incorporated herein by reference.
Rights Evidenced by Common Share Certificates
The Rights will not be exercisable until the Distribution Date (defined below). We will not send Certificates for the Rights (“Rights Certificates”) to stockholders and the Rights will attach to and trade only together with the Common Stock. Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Stock, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
Distribution Date
The Rights will be separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Stock. The earlier of these dates is referred to as the “Distribution Date.” Angeliki Frangou and entities and persons affiliated or related to her are excluded from the definition of “Acquiring Person.” Persons who are beneficial owners of 10% or more of the Common Stock outstanding on the effective date of the rights agreement shall not become an Acquiring Person until such time as they acquire such number of additional shares of stock as would cause such person to own 20% or more of the Company’s then outstanding Common Stock.

Issuance of Rights Certificates; Expiration of Rights
As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) October 16, 2018, (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.
Initial Exercise of the Rights
Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price, one one-thousandth of a share of the Preferred Stock. In the event that the Company does not have sufficient Preferred Stock available for all Rights to be exercised, or the board of directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Preferred Stock for which the Rights would have been exercisable under this provision or as described below.
Right to Buy Company Common Stock
Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.
Right to Buy Acquiring Company Stock
Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price.
Redemption
At any time on or prior to the close of business on the earlier of (i) the first date of the public announcement that an Acquiring Person has obtained 15% or more of the Company’s then outstanding Common Stock or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right.
Exchange Provision
At any time after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Stock and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Stock, the board of directors of the Company may exchange the Rights (other than Rights beneficially owned by the Acquiring Person, which shall be void), in whole or in part, at an exchange ratio of one Common Stock per Right.

Adjustments to Prevent Dilution
The Exercise Price payable, the number of Rights, and the number of Preferred Stock shares or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.
Cash Paid Instead of Issuing Fractional Shares
No fractional Common Stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the current market value of the Common Stock on the trading date immediately prior to the date of exercise.
No Stockholders’ Rights Prior to Exercise
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.
Amendment of Rights Agreement
The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities, shorten or lengthen any time period, subject to certain limitations, or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).
Rights and Preferences of the Preferred Stock
Each one one-thousandth of a share of Preferred Stock has rights and preferences substantially equivalent to those of one share of Common Stock.
Certain Anti-Takeover Effects
The Rights approved by the board of directors are designed to protect and maximize the value of the Company’s securities in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors. Takeover attempts may include coercive tactics, which deprive the Company’s board of directors and its stockholders of a meaningful chance to determine the Company’s future. The Rights have been declared by the board of directors in order to deter such tactics, as they unfairly pressure stockholders and may deprive them of the full value of their shares.
The Rights will not prevent a takeover of the Company. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.0001 per Right at any time prior to the Distribution Date, and therefore, should not interfere with any merger or business combination approved by the board of directors.

Item 2.	Exhibits
     The following exhibits are filed herewith or are incorporated by reference as indicated below.

Exhibit
Number	Description
3.1	Amended and Restated Articles of Incorporation, as amended from time to time*
3.2	Articles of Amendment of Articles of Incorporation**

Exhibit
Number	Description
3.3	By-laws*
4.1	Specimen Common Stock Certificate*
4.2	Stockholders Rights Agreement dated as of October 6, 2008 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer & Trust Company

*	Incorporated by reference to the exhibits filed with the Registration Statement on Form F-1, SEC File No. 333-129382.

**	Incorporated by reference to Exhibit 99.1 of the Report on Form 6-K Filed on January 17, 2007.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Navios Maritime Holdings Inc.
By:	/s/ Angeliki Fangou
Angeliki Frangou
Chief Executive Officer

Date: October 6, 2008